		EXHIBIT 12
ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

	Three months ended
	December 31
	2010	2009
EARNINGS

Income from continuing operations	$62	$64
Income tax expense	31	22
Interest expense	25	35
Interest portion of rental expense	5	5
Amortization of deferred debt expense	4	6
Distributions less than earnings of
unconsolidated affiliates	(1)	-
	$126	$132

FIXED CHARGES

Interest expense	$25	$35
Interest portion of rental expense	5	5
Amortization of deferred debt expense	4	6
Capitalized interest	-	1
	$34	$47

RATIO OF EARNINGS TO FIXED CHARGES	3.71	2.81